

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Aidy Chou
Chief Executive Officer
Armlogi Holding Corp.
20301 East Walnut Drive North
Walnut, California, 91789

>   **Re: Armlogi Holding Corp.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted June 13, 2023**
>   **CIK No. 0001972529**

Dear Aidy Chou:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 39

1.   We note your response to prior comment 6 did not fully address the issues. Thus, the comment is reissued. We note your your disclosures in accounting policies indicate that several estimates are used, in determining ROU assets and liabilities, useful lives and residual values of property and equipment, determination of transit period and percentage of completion of shipment, impairment of long lived assets etc., Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K. or show us how you concluded that there were no critical accounting policies and estimates that affect the preparation of financial statements. Your disclosure should

include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Management, page 59

2.   We note your response to comment 12 and reissue in part. Please provide the principal occupations and any directorships for Tong Wu over the past five years. See Item 401(e) of Regulation S-K.

 You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551- 5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Qiaozi Guanglin